October 4, 2021

VIA EDGAR

Ms. Mindy Rotter, Esq., CPA

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

Brookfield Place

200 Vesey Street – Suite 400

New York, NY 10281-1022

Re:	Rydex Dynamic Funds (File No. 811-09525) and Rydex Variable Trust (811-08821)

Dear Ms. Rotter:

This letter responds to comments provided telephonically on September 2, 2021 regarding the Rydex Dynamic Funds and Rydex Variable Trust (each, a "Registrant") Prospectuses dated August 1, 2021 and May 1, 2021, respectively, as filed with the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 485(b) on July 29, 2021 and April 30, 2021, respectively, and Annual Report (Form N- CSR) filings for the fiscal years ended March 31, 2021 and December 31, 2020, respectively, as filed with the Commission on June 7, 2021 and March 5, 2021, respectively. This letter sets forth below each of the Staff's comments followed by the Registrant's response to each comment. To the extent a response indicates a change in disclosure, such change will be made in the next regularly scheduled filing, unless otherwise noted below.

1.Comment. The Prospectus and Annual Report for the Rydex Variable Trust's Guggenheim Long Short Equity Fund disclose that the Fund is non-diversified. However, the Management's Discussion of Fund Performance discussion included in the Fund's Annual Report states that "The

Fund's portfolio is adaptive to changing market dynamics and aims to buy a highly diversified set of names with undervalued risk factors, and short a highly diversified set of stocks with overvalued characteristics." Please explain the inconsistency in the Fund's disclosure.

Response. We do not believe the Fund's disclosure is inconsistent. While the Fund seeks to obtain exposure to a diversified set of issuers within the Fund's investment parameters (e.g., within the subset of issuers that are characterized by undervalued risk factors as determined by Guggenheim Investments), it may not always meet the specific criteria required to meet the definition of a "diversified company" as defined by Section 5(b)(1) of the Investment Company Act of 1940 (the

"1940 Act"). As a result, the Fund does not hold itself out as a diversified fund as defined by the

1940 Act and includes the appropriate risk disclosure to ensure shareholders are aware that the

Fund's portfolio may not be diversified at all times or any particular point in time.

2.Comment. For the Rydex Variable Trust's Guggenheim Long Short Equity Fund, the Fund's Annual Report discloses that "The Fund will ordinarily hold simultaneous long and short positions in equity securities or securities markets that provide exposure up to a level equal to 200% of the Fund's net assets for both the long and short positions." However, the Fund's Prospectus disclosure

DB3/ 203997114.4

Ms. Mindy Rotter

October 4, 2021

provides for an exposure level equal to 300%. Please explain the inconsistent disclosure between the Annual Report and the Prospectus and how the Fund complies with its Prospectus disclosure.

Response. We confirm that the Fund's Prospectus disclosure is accurate and will ensure all corresponding disclosure in the Fund's Annual Report is accurate going forward.

3.Comment. For those series of Rydex Dynamic Funds and Rydex Variable Trust that invest a significant amount of their net assets in one or more funds, please provide disclosure in the financial statements informing a shareholder how they may obtain a copy of the underlying funds' financial statements.

Response. We acknowledge the Staff's guidance that if a fund of funds' has a significant non- consolidated investment in an underlying fund, the Staff may request that the financial statements of the top-tier fund contain instructions for accessing the shareholder reports of the significant investment; however, we do not believe that any of the funds' underlying fund investments are so significant as to warrant including instructions for each underlying fund for accessing those funds' shareholder reports.

4.Comment. For the Rydex Variable Trust's Government Long Bond 1.2x Strategy Fund, please confirm that: (a) per Item 27(b)(7) of Form N-1A, a discussion of the Fund's distribution policy when there has been a distribution of capital will be included in the "Management's Discussion of Fund Performance" ("MDFP") section of the Annual Report going forward; (b) the Fund has complied with the shareholder notice requirement regarding its return of capital per Section 19(a) of the 1940 Act; and (c) there is no reference to yield or dividend when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosure and/or website disclosure, as those terms may be misinterpreted as income.

Response. The Rydex Variable Trust's Government Long Bond 1.2x Strategy Fund generally distributes its net income daily, and during 2020, the Fund did so through March 2020. All distributions made during the period from January to March 2020 were sourced only from income and did not include any return of capital. Subsequent to March and for the remainder of 2020, the Fund's expenses exceeded income due to a decline in interest rates and the Fund's daily distributions were discontinued. At the conclusion of the Fund's fiscal and tax year, the Fund's annual income is compared to its annual distributions. This resulted in distributions exceeding income on an annual basis due to the negative earnings for the April through December period. The Fund, therefore, recharacterized as return of capital a portion of the distributions made during the January to March 2020 time period. We note that because the Fund is available for investment only through certain deferred variable annuity and variable insurance contracts offered through insurance companies and certain retirement plans, the tax character of the Fund's distributions is not consequential to either the separate accounts invested in the Fund or the ultimate variable annuity or variable insurance contract owner or retirement plan investor.

We confirm: (a) per Item 27(b)(7) of Form N-1A, that we will include a discussion of the Fund's distribution policy in the "Management's Discussion of Fund Performance" section of the Annual Report when there has been a distribution of capital; (b) the Fund complies with applicable shareholder notice requirements regarding its return of capital per Section 19(a) of the 1940 Act; and (c) that the Fund will not include references to yield or dividend when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosure and/or website disclosure, as those terms may be misinterpreted as income.

Ms. Mindy Rotter

October 4, 2021

5.Comment. For the Rydex Variable Trust's U.S. Government Money Market Fund, the Fund's Financial Highlights disclose gross and net expense ratios. Please explain where the expense waiver information is disclosed in the Fund's Prospectus.

Response. The Fund's Prospectus includes the following disclosure in Item 10 under the headings

"Management of the Funds – Investment Advisor": "For the U.S. Government Money Market Fund, the Advisor and/or one or more of its affiliates may reimburse expenses or waive fees of the

Fund to the extent necessary to maintain the Fund's net yield at a certain level as determined by the

Advisor. Any such waiver or expense reimbursement would be voluntary and could be discontinued at any time. There is no guarantee that the Fund will be able to avoid a negative yield or to continue paying periodic dividends when the yield is not positive." Because of the voluntary nature of this reimbursement arrangement, it is not eligible to be disclosed in the Fund's fee table.

6.Comment. For each of the following Funds of Rydex Dynamic Funds and Rydex Variable Trust, please confirm there are no components of miscellaneous liabilities that should be separately classified on the Fund's Statements of Assets and Liabilities: the Commodities Strategy Fund, Consumer Products Fund, Electronics Fund, Financial Services Fund, Internet Fund, Leisure Fund, Real Estate Fund, Retailing Fund, Technology Fund, Telecommunications Fund, Transportation Fund, Utilities Fund, Inverse S&P 500® Strategy Fund, NASDAQ-100® Fund, NASDAQ-100® 2x Strategy Fund, Inverse Mid-Cap Strategy Fund, Dow 2x Strategy Fund, Inverse Dow 2x Strategy Fund, U.S. Government Money Market Fund, S&P 500® Pure Growth Fund, S&P 500® Pure Value Fund, S&P MidCap 400® Pure Growth Fund, Europe 1.25x Strategy Fund, Japan 2x Strategy Fund, Strengthening Dollar 2x Strategy Fund, and Weakening Dollar 2x Strategy Fund.

Response. For each of the Funds referenced, we confirm there are no components of miscellaneous liabilities that should be separately classified on the Fund's Statements of Assets and Liabilities.

7.Comment. For each of the following Funds of Rydex Dynamic Funds and Rydex Variable Trust, please confirm that any category of "miscellaneous" expenses that exceed 5% of total expenses have been separately identified on the Fund's Statement of Operations: the NASDAQ-100® Fund, NASDAQ-100® 2x Strategy Fund, Russell 2000® 2x Strategy Fund, Russell 2000® 1.5x Strategy Fund, Inverse Russell 2000® Strategy Fund, Dow 2x Strategy Fund, Inverse Dow 2x Strategy Fund, Government Long Bond 1.2x Strategy Fund, and Weakening Dollar 2x Strategy Fund.

Response. The "Miscellaneous" line item in each Fund's Statement of Operations represents several different expense items. For each Fund, each individual expense item constitutes less than

5% of the Fund's total expenses. We acknowledge the Staff's comment and will continue to ensure any individual expenses constituting more than 5% of a Fund's total expenses are disclosed separately per Section 6-07(2)(b).

* * * * * * * *

If you would like to discuss any of these responses in further detail or have any questions, please feel free to contact me at (312) 357-0375. Thank you.

Ms. Mindy Rotter

October 4, 2021

Sincerely,

/s/ James M. Howley James M. Howley

CC:Laura E. Flores, Morgan, Lewis & Bockius LLP Amy J. Lee, Guggenheim Investments